United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

  If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: March 23, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, March 23, 2009	www.gruma.com

GRUMA TERMINATES AND AGREES TO FINANCE THE MAJORITY OF ITS CURRENCY DERIVATIVE INSTRUMENTS

Monterrey, N.L. - March 23, 2009: GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) has terminated all of its foreign exchange derivative instruments with Credit Suisse, Deutsche Bank and JP Morgan Chase pursuant to certain agreements entered into today. The resulting aggregate termination amount payable to these banks is US$668.3 million, which represents approximately 87% of all of GRUMA's foreign exchange derivative obligations considering their mark-to-market value as of today. GRUMA intends to enter into similar arrangements with its remaining counterparties on this type of instrument.

GRUMA and the aforementioned banks have agreed pursuant to a term sheet to negotiate in good faith to convert the aggregate amount within the next 120 days into a term loan before such amount otherwise becomes due and payable. It is contemplated that the term loan will be secured and will have a term of 7.5 years with an initial interest rate of LIBOR plus 2.875% for the first three years. During the abovementioned 120-day period, interest on the aggregate termination amount will be payable at a rate of LIBOR plus 1% for the first 45 days and LIBOR plus 2.875% until the date on which the final term loan documents are executed by both parties.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 18,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 72% came from non-Mexican operations.